Exhibit 6.13

LICENSE TERMINATION AGREEMENT

This License Termination Agreement is made as of June 26, 2015 (this “Agreement”), by and between HyperSciences, Inc., a Delaware corporation (“HyperSciences”), and EnergeticX.net, L.L.C., a Washington limited liability company (“EnergeticX”) and together with HyperSciences, the “Parties” and each a “Party”).

RECITALS

WHEREAS, the Parties have entered into that certain Non-Exclusive Patent License Agreement for Ram Accelerator Technology, dated as of May 19, 2015 ( the “Non-Exclusive Licensee) whereby HyperSciences granted EnergeticX a non-exclusive license to certain intellectual property of HyperSciences;

WHEREAS, HyperSciences proposes to issue and sell convertible promissory notes to certain investors (the “Note Financing”);

WHEREAS, it is a condition to the closing of the Note Financing that the Parties terminate the Non-Exclusive License;

WHEREAS, the Parties desire to terminate the Non-Exclusive License in connection with the Note Financing;

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing premises and the mutual promises and covenants set forth herein, and other consideration, the receipt and sufficiency of which is hereby acknowledged by the parties hereto, the parties hereto agree as follows:

1.Termination. Effective as of the date hereof, the Non-Exclusive License is hereby terminated in its entirety and is of no further force or effect and neither of the Parties thereto shall have any further rights, duties or obligations thereunder, including with respect to Sections 5.1 “Payments” and 5.4 “Sales Reports” or any other obligation to report and make payments on sales, leases, or dispositions of Licensed Products (as defined therein); provided, however, that the obligations and rights set forth in Sections 5.5 “Records Retention and Audit Rights” and 8.3 “Effect of Termination” and Articles 9 “Release, Indemnification and Insurance”, 10 “Warranties 11 Damages 14 “Confidentiality”, 28 “Applicable Law”  and 29 ”Forum Selection” shall survive as set forth in the Non-Exclusive License.

2.Governing Law. This Agreement shall be governed by and interpreted under the laws of the State of Washington, without regard to principles of conflicts of laws.

3.Counterparts. This Agreement may be executed in any number of counterparts, each of which will be an original as regards any party hereto and all of which together will constitute one and the same instrument.

4.Entire Agreement. This Agreement represents the entire agreement and understanding among the parties hereto with respect to the subject matter hereof, and supersedes any prior or contemporaneous agreements, understandings or arrangements, whether written or oral.

5.Telecopy, Execution and Delivery. A facsimile, telecopy or other reproduction of this Agreement may be executed by one or more parties hereto, and an executed copy of this Agreement may be delivered by one or more parties hereto by facsimile or similar electronic transmission device pursuant to which the signature of or on behalf of such party can be seen, and such execution and delivery shall be considered valid, binding and effective for all purposes. At the request of any party hereto, all parties hereto agree to execute an original of this Agreement as well as any facsimile, telecopy or other reproduction hereof.

[Signature Pages Follow]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

HYPERSCIENCES, INC.

a Delaware corporation